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RECEIVED
2017 DEC -7 PM 2
SEC / TM

17003331

SEC Mail Processing Section
DEC 06 2017
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-050400

8-50400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/16 (MM/DD/YY) AND ENDING 9/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CU Investment Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 W 110th St., Suite 650
(No. and Street)

Overland Park (City) Kansas (State) 66210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Jackson (913) 912-5235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann PC
(Name – *if individual, state last, first, middle name*)

700 West 47th St Suite 1100 (Address) Kansas City (City) MO (State) 64112 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.G.

OATH OR AFFIRMATION

I, Matthew Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CU Investment Solutions LLC, as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER L. HOGAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4/18/19

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CU Investment Solutions LLC

Confidential Pursuant to Rule 17a-5 (c)(3)

Financial Statements

For the Years Ended September 30, 2017 and 2016

Report of Independent Registered Public Accounting Firm	3
Financial Statements	
Statements of Financial Condition	4
Statements of Operations	5
Statements of Changes in Members' Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8-15
Supplementary Information	
Schedule I, Computation of Net Capital Under Rule 15c 3-1 and Statement Pursuant to Rule 17a-5(d)(4)	17-18
Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c 3-3 of the Securities and Exchange Commission	19
Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c 3-3 of the Securities and Exchange Commission	20

MHM

700 West 47th Street, Suite 1100 ▪ Kansas City, MO 64112
Main: 816.945.5600 ▪ Fax: 816.897.1280 ▪ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
CU Investment Solutions, LLC

We have audited the accompanying statements of financial condition of CU Investment Solutions, LLC (Company) as of September 30, 2017 and 2016, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CU Investment Solutions, LLC as of September 30, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The computation of net capital under rule 15c3-1 and statement pursuant to rule 17a-5(d)(4), computation for determination of reserve requirements under rule 15c 3-3 of the Securities and Exchange Commission and information relating to possession or control requirements under rule 15c 3-3 of the Securities and Exchange Commission (together, "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of CU Investment Solutions, LLC financial statements. The supplementary information is the responsibility of CU Investment Solutions, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Kansas City, Missouri
November 29, 2017

CU Investment Solutions LLC
Statements of Financial Condition
As of September 30, 2017 and 2016

	September 30, 2017	September 30, 2016
Assets		
Cash and cash equivalents	$ 633,710	$ 953,670
Investment securities, at Fair Value	1,228,218	1,241,252
Receivables:		
Commissions	14,171	30,729
Advisory fees	8,632	16,433
Other	791	10,000
Accrued interest	724	724
Total receivables	24,318	57,886
Other assets	42,863	72,956
Total Assets	$ 1,929,109	$ 2,325,764
Liabilities and Equity		
Liabilities		
Commissions payable	$ 80,481	$ 134,166
Accounts payable	14,296	27,654
Accrued expenses	204,037	187,457
Total Liabilities	298,814	349,277
Members' Equity		
Members' shares	800,000	900,000
Retained earnings	830,294	1,076,487
Total Members' Equity	1,630,294	1,976,487
Total Liabilities and Members' Equity	$ 1,929,109	$ 2,325,764

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statements of Operations
For the years ended September 30, 2017 and 2016

	2017	2016
Revenue		
Commissions - corporate agent program	$ 2,866,832	$ 3,953,498
Commissions - financial product sales	464,473	633,630
Advisory and other revenue	154,784	223,196
Unrealized & realized (depreciation)/appreciation on investment securities	(14,530)	59,908
Interest income	18,883	19,783
Total Revenue	3,490,443	4,890,015
Expenses		
Salaries and benefits	1,078,931	1,792,217
Commissions	2,066,481	2,845,006
Professional and outside services	294,972	346,526
Office occupancy and administration	93,597	95,750
Data processing	63,963	61,164
Memberships and registration fees	42,182	44,312
Travel	27,350	24,978
Insurance and other	69,159	99,216
Total Expenses	3,736,635	5,309,169
Net Loss	$ (246,192)	$ (419,154)

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statements of Changes in Members' Equity
For the years ended September 30, 2017 and 2016

	Shares	Members' Shares	Retained Earnings	Total
Opening Balance, September 30, 2015	**90**	**900,000**	**1,495,642**	**2,395,642**
Net Loss	-	-	(419,154)	(419,154)
Ending Balance, September 30, 2016	**90**	**$ 900,000**	**$ 1,076,488**	**$ 1,976,487**
Member Shares Returned	(10)	(100,000)	-	(100,000)
Net Loss	-	-	(246,192)	(246,192)
Ending Balance, September 30, 2017	**80**	**$ 800,000**	**$ 830,296**	**$ 1,630,294**

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statements of Cash Flows
For the years ended September 30, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net Loss	$ (246,192)	$ (419,154)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	-	548
Net (accr) amort of (discounts)/premiums securities	(1,496)	(1,213)
Net change in unrealized appreciation on investment securities	14,530	15,213
Realized gain on investment securities	-	(75,121)
Changes in operating assets and liabilities:		
Receivables from customers	16,558	(4,113)
Other receivables	17,010	4,746
Other assets	30,093	(605)
Commissions payable	(53,684)	(5,980)
Accounts payable and accrued expenses	3,222	14,981
Net cash (used in) operating activities	(219,959)	(470,698)
Cash flows from investing activities:		
Purchase of investment	-	(1,237,111)
Proceeds from sales of investments	-	1,610,753
Net cash provided by investing activities	-	373,642
Cash flows from financing activities:		
Distribution of Equity to Owner	(100,000)	-
Net cash used in financing activities	(100,000)	-
Net decrease in cash	(319,960)	(97,057)
Cash and cash equivalents, beginning of year	953,670	1,050,727
Cash and cash equivalents, end of year	$ 633,710	$ 953,670

See accompanying notes to financial statements.

1. Nature of Organization

CU Investment Solutions LLC (the "Company") is registered with the Securities and Exchange Commission as a securities broker/dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the State of Kansas. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation.

The Company was incorporated in Kansas on December 21, 1988, and as of September 29, 2011 operated as a wholly owned subsidiary of U.S. Central Bridge Corporate Federal Credit Union. The Company was formed for the purpose of providing investment services to the corporate credit union network. In anticipation of a change in ownership, the Company converted from an incorporated entity to a single member limited liability company ("LLC") under the Kansas Revised LLC act on June 30, 2011.

On September 30, 2011 the Company was acquired by a group of corporate credit unions and continues to provide broker/dealer and investment advisory services to the corporate and natural person credit union sector.

The Company derives the majority of revenues and expenses from its relationships with its owner members and other corporate and natural person credit unions. Future revenues depend on the continued reliance of these entities on the Company for securities transaction processing and other services.

The Company clears all transactions for its customers on a fully-disclosed basis with a clearing broker-dealer, who carries all customers' accounts and maintains the related records. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to accounting principles generally accepted in the United States ("GAAP") and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents represent funds on deposit at financial institutions. Share/deposit insurance at the natural person credit union is provided by the National Credit Union Share Insurance Fund ("NCUSIF"), a U.S. Government insurance fund for account balances up to $250,000. Cash and cash equivalents held on deposit at a natural person credit union exceeding insurance coverage was $264,813 in the operating accounts as of September 30, 2017.

Securities Transactions
Customer securities transactions, executed on a fully-disclosed basis by the Company's clearing broker-dealer, are recorded on a settlement-date basis, generally within three business days after trade date, with related transaction revenue recorded on a trade-date basis. In certain cases, another broker/dealer or customer will fail to deliver securities to the clearing broker-dealer, and as a result, the clearing broker-dealer will fail to deliver securities to the counterparty to the transaction. The Company's clearing broker-dealer promptly forwards securities upon receipt and settles cash when the securities are delivered.

Proprietary securities transactions, executed for the account and benefit of the Company, are recorded on a trade-date basis. As of September 30, 2017 and 2016, respectively, the Company held investment securities with a fair value of $1,228,218 and $1,241,252. The investment securities are recorded at fair value, with changes in fair value recorded in the statement of operations.

Interest and dividend revenues are accounted for on an accrual basis and included in net interest income. Direct trading expenses associated with proprietary security transactions are recorded when incurred, which is typically the trade-date.

Revenue recognition
Corporate agent program ("CAP") and financial product sales ("FPS") revenues represent payment for the execution of securities transactions on behalf of corporate and natural person credit union customers. Revenues are recognized on the date of execution (trade date). Some revenue received is from related parties.

Advisory revenues represent fees paid by corporate customers for assistance with asset/liability management reporting and analysis of their investment strategies. Advisory revenues are recognized when earned, generally when the services are rendered. Amounts received in advance of the date services are provided are recorded as deferred revenue until earned. Some revenue received is from related parties.

Income Taxes
The Company is treated for tax purposes substantially as a partnership and, accordingly, is not subject to federal or state income taxes.

Reclassification of 2016
As of September 30, 2017, $23,895 reported in 2016, was reclassified from "Travel" to "Insurance and other" to be comparable to the 2017 Statement of Income presentation. This reclassification did not have an effect on net income.

3. Investment Securities

Investments securities at September 30, 2017 and 2016 were as follows:

	2017			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Brokered Certificates of Deposit	1,238,133	-	(9,915)	1,228,218
	$ 1,238,133	$ -	$ (9,915)	$ 1,228,218

	2016			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Brokered Certificates of Deposit	1,236,637	4,615	-	1,241,252
	$ 1,236,637	$ 4,615	$ -	$ 1,241,252

There were no realized gains due to no sales of securities during the year ended September 30, 2017. Realized gains due to the sale of mutual funds were $49,535 during the year ended September 30, 2016.

4. Fair Value Measurement

The Company follows Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*. ASC 820 establishes a hierarchy for determining the fair value of financial and non-financial instruments. The hierarchy consists of three levels of valuations based on the evidence used to determine the fair value. ASC 820 requires that the highest level of valuation available be used based on market observable data. A "Level 1" valuation is a quoted market price for a particular (or identical) asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price (in an active market) is not available, but all significant inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management or outside parties.

The following table presents the balances of investments measured at fair value as of September 30, 2017 and 2016:

	2017 Fair Value Using			
	Level 1	Level 2	Level 3	Total Fair Value
Brokered Certificates of Deposit	-	1,228,218	-	1,228,218
	$ -	$ 1,228,218	$ -	$ 1,228,218

	2016 Fair Value Using			
	Level 1	Level 2	Level 3	Total Fair Value
Brokered Certificates of Deposit	-	1,236,637	-	1,236,637
	$ -	$ 1,236,637	$ -	$ 1,236,637

The fair value of certificates of deposits is estimated using third-party quotations as provided by our clearing firm. These deposits are categorized in Level 2 of the fair value hierarchy.

5. Related Party Transactions

Certain of the member-owners of the Company currently utilize the CAP to facilitate marketable security transactions on behalf of their natural person credit union members resulting in revenues earned by the Company from a third party clearing broker-dealer and associated commissions paid to these member-owners.

As of September 30, 2017 and 2016, $78,911 and $133,484, respectively, in commissions payable to these member-owners was outstanding. Commissions paid to these member-owners during the years ended September 30, 2017 and 2016 were $1,928,667 and $2,678,824, respectively and are included in commissions in the accompanying statements of operations.

During the years ended September 30, 2017 and 2016, the Company recorded CAP, FPS and advisory revenues from member-owner activity totaling $3,331,522 and $4,504,000, respectively, including approximately 79.4 and 77.1 percent, respectively, from three member owners. Advisory services, specifically, asset-liability management ("ALM") reporting, are supplemented with information processed pursuant to an agreement with a wholly-owned credit union service organization of a member-owner of the Company. Expenses in connection with this agreement are included in professional and outside services and totaled $75,399 and $126,304 for the years ended September 30, 2017 and 2016, respectively. The Company also had receivables from member-owners of $8,632 and $12,383 related to advisory services at September 30, 2017 and 2016.

6. Income Taxes

At September 30, 2017 and 2016, the Company believes it has retained its' non-taxable status, and therefore does not have any significant uncertain tax positions which did not meet the more likely than not measurement threshold. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. The Company is no longer subject to income tax examinations in significant jurisdictions for years before 2012.

7. Retirement Plan

The employees participate in a defined contribution retirement plan sponsored by the Company. Under the terms of the plan, employees of the Company may immediately contribute a percentage of their salary up to certain limitations as defined by the Internal Revenue Service. The Company matches 100% of the first 3% of the salary of the participant and an additional 50% of the next 2% of the salary of the participant. The employer matching contributions vest immediately. In addition, the Company may make discretionary profit sharing contributions, which are 100% vested when the employee reaches four years of service. The Company contributed a total of $65,429 and $73,528 to the plan during the years ended September 30, 2017 and 2016, respectively.

The Board executed an agreement with an Executive of the Company to pay additional compensation to the Executive in the form of unfunded, deferred compensation benefits under Section 457(f) of the Internal Revenue Code of 1986 as from time to time amended. Immediate vesting occurred in the event of termination without cause or death. Unvested, undiscounted benefits accumulated as of June 30, 2016 of $362,833 were paid out to the Executive as part of a separation agreement. Compensation expense recorded for the years ended September 30, 2017 and 2016 pursuant to this arrangement totaled $0 and $312,305, respectively. Expenses in connection with the payout of the deferred compensation agreement and severance agreement are included in salaries and benefits.

As of June 16, 2016 a new deferred compensation agreement went into effect with an Executive of the Company. If the Executive is still employed with the company a $75,000 bonus will be paid out June 16, 2019. As of December 20, 2016 a retroactive agreement starting in October 1, 2016 went into effect for another Executive of the Company. If the Executive is still employed with the company a $45,000 bonus will be paid out September 31, 2019. Compensation expense recorded for the years ended September 30, 2017 and 2016 pursuant to these arrangements totaled $40,000 and $7,291, respectively.

8. Business Risks and Concentrations

In the normal course of business, the Company acts in the capacity of principal in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The

Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of September 30, 2017, did not have a material adverse effect on the financial statements of the Company.

As of September 30, 2017 and 2016, the Company provided its transaction and advisory services solely to corporate credit unions and members of corporate credit unions throughout the United States. As such, the Company's business is reliant upon its relationship with corporate credit unions, including primarily its member-owners and their natural person credit union members.

In the ordinary course of its business, the Company is involved in various legal proceedings involving contractual and employment relationships and a variety of other matters. Additionally during the ordinary course of business the Company may be subjected to fines imposed by regulatory agencies. While the Company cannot predict the outcome of its pending regulatory and legal matters with certainty, the Company does not believe any currently identified claim, proceeding or litigation, either individually or in aggregate, or regulatory fines will have a material impact on the Company's results of operations, financial position or cash flows.

9. Commitments

Effective September 16, 2011, the Company entered into an operating lease agreement for its main operations which requires monthly lease payments ranging from approximately $4,100 to $4,300 through October 31, 2016. December 31, 2015 an amendment was signed to extend the lease agreement through October 31, 2019 which requires monthly lease payments ranging from approximately $4,300 to $4,320. The related lease expense of $54,213 and $52,977 for the years ended September 30, 2017 and 2016, respectively, is included in office occupancy and administration expense.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies.

At September 30, 2017, the Company had net regulatory capital of $1,535,868, which was $1,435,868 in excess of the required net capital of $100,000. At September 30, 2016, the Company had net regulatory capital of $1,828,736, which was $1,728,736 in excess of the required net capital of $100,000.

Also, the ratio of aggregate indebtedness to net regulatory capital for the Company is not permitted to exceed 15 to 1. As of September 30, 2017 the ratio of aggregate indebtedness to net capital for the Company was .19 to 1. As of September 30, 2016, the ratio was .19 to 1.

11. Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers." The comprehensive new revenue recognition standard will supersede all existing revenue recognition guidance. The core principle of the standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for fiscal periods beginning after December 15, 2018, including interim periods within that reporting period and allows for either full retrospective or modified retrospective adoption with early adoption being prohibited.

The Company is currently assessing the future impact this standard may have on its financial condition, results of operations or cash flows.

In February 2016, the FASB issued Accounting Standards Update 2016-02, "Leases (Topic 842)." This update is to "increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements." This standard will require the Company to recognize our current office space operating lease as both an asset and offsetting liability on the balance sheet. The standard is effective for reporting periods beginning after December 15, 2019.

12. Return of Member Capital

On October 1, 2016 Mid-Atlantic and First Carolina Corporate merged with First Carolina Corporate the surviving entity. First Carolina Corporate then changed the name to Vizo Financial as of November 16, 2016. With this change of ownership, Vizo management decided to end their relationship with the Company as of September 15, 2017. As part of the separation the Company decided to return the original capital contribution of $100,000. There is no agreement requiring the Company to return original capital or any share of the retained earnings.

13. Subsequent Events

In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequent events through November 29, 2017, which is the date these financial statements were available to be issued.

SEC
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DEC 06 2017
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Supplementary Information

CU Investment Solutions LLC
Schedule I
Computation of Net Capital Under Rule 15c 3-1 and Statement Pursuant to Rule 17a-5(d)(4)
September 30, 2017

		2017
Total Equity	$	1,630,294
Non-Allowable Assets:		
Advisory fees receivable		8,632
Property, plant and equipment, net		-
Other assets		43,654
Total Non-Allowable Assets		52,286
Deductions:		
Excess insurance deductible		13,000
Securities haircuts		18,423
Undue concentration		10,717
Total Deductions		42,140
Net Capital	$	1,535,868
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	218,333
Commissions payable		80,481
Total Aggregate Indebtedness	$	298,814
Regulatory Minimum Net Capital		
(Greater of $100,000 or 6 2/3% of Total Aggregate Indebtedness)	$	100,000
Excess Net Capital	$	1,435,868
Ratio of Aggregate Indebtedness to Net Capital		0.191 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II-A and the computation contained herein.

CU Investment Solutions LLC
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c 3-3
of the Securities and Exchange Commission
September 30, 2017

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

CU Investment Solutions LLC
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c 3-3
of the Securities and Exchange Commission
September 30, 2017

The company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements according to the provision of Rule 15c3-3 (k)(2)(ii).